SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11

03007117

SEC File No: 82-3622

21 February 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 208 SECTION

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Christina Tan (Ms)
Legal Counsel

Encs.

dlw 3/6

/Announcement/Submission to SEC/CT/at

MASNET No. 15 OF 20.02.2003
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	19/02/2003
Date of change of interest:	19/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	444,000
% of issued share capital:	0.0025
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.330
No. of shares held before the transaction:	462,797,051
% of issued share capital:	2.5962
No. of shares held after the transaction:	463,241,051
% of issued share capital:	2.5987

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,077,502,873	
% of issued share capital:	6.0446	
No. of shares held after the transaction:	1,077,946,873	
% of issued share capital:	6.0471	
Total shares:	1,077,946,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 14 OF 20.02.2003
Announcement No. 27

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	18/02/2003
Date of change of interest:	18/02/2003
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	316,000
% of issued share capital:	0.0018
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3100
No. of shares held before the transaction:	65,001,496
% of issued share capital:	0.3646
No. of shares held after the transaction:	65,317,496
% of issued share capital:	0.3664

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,077,186,873	
% of issued share capital:	6.0428	
No. of shares held after the transaction:	1,077,502,873	
% of issued share capital:	6.0446	
Total shares:	1,077,502,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 13 OF 20.02.2003
Announcement No. 26

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	18/02/2003
Date of change of interest:	18/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.0056
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3100
No. of shares held before the transaction:	505,718,411
% of issued share capital:	2.837
No. of shares held after the transaction:	506,718,411
% of issued share capital:	2.8426

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,076,186,873	
% of issued share capital:	6.0372	
No. of shares held after the transaction:	1,077,186,873	
% of issued share capital:	6.0428	
Total shares:	1,077,186,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 12 OF 20.02.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	18/02/2003
Date of change of interest:	18/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,281,000
% of issued share capital:	0.0072
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	461,516,051
% of issued share capital:	2.589
No. of shares held after the transaction:	462,797,051
% of issued share capital:	2.5962

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,074,905,873	
% of issued share capital:	6.03	
No. of shares held after the transaction:	1,076,186,873	
% of issued share capital:	6.0372	
Total shares:	1,076,186,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 18.02.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	18/02/2003
Date of change of interest:	17/02/2003
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Divestment of 20% stake in Keppel Insurance Pte Ltd by Keppel Corporation Limited

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(764,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,477,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	2,713,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	2,713,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 18/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 12 OF 17.02.2003
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder: The Capital Group Companies, Inc.

Date of notice to company: 14/02/2003

Date of change of interest: 14/02/2003

Name of registered holder: Raffles Nominees Pte. Ltd.

Circumstance(s) giving rise to the interest: Others
Please specify details: These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	3,000,000
% of issued share capital:	0.0168
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3
No. of shares held before the transaction:	502,718,411
% of issued share capital:	2.8202
No. of shares held after the transaction:	505,718,411
% of issued share capital:	2.837

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,071,905,873	
% of issued share capital:	6.0132	
No. of shares held after the transaction:	1,074,905,873	
% of issued share capital:	6.03	
Total shares:	1,074,905,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 11 OF 17.02.2003
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	14/02/2003
Date of change of interest:	14/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(1,036,000)
% of issued share capital:	0.0058
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3115
No. of shares held before the transaction:	503,754,411
% of issued share capital:	2.826
No. of shares held after the transaction:	502,718,411
% of issued share capital:	2.8202

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,072,941,873	
% of issued share capital:	6.019	
No. of shares held after the transaction:	1,071,905,873	
% of issued share capital:	6.0132	
Total shares:	1,071,905,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 10 OF 17.02.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	14/02/2003
Date of change of interest:	14/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholders discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(51,000)
% of issued share capital:	0.0003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3115
No. of shares held before the transaction:	461,567,051
% of issued share capital:	2.5893
No. of shares held after the transaction:	461,516,051
% of issued share capital:	2.589

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,072,992,873	
% of issued share capital:	6.0193	
No. of shares held after the transaction:	1,072,941,873	
% of issued share capital:	6.019	
Total shares:	1,072,941,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 17/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 14.02.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

RECEIVED MAR 03 2003 208

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	13/02/2003
Date of change of interest:	13/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(89,000)
% of issued share capital:	0.0005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.32
No. of shares held before the transaction:	461,656,051
% of issued share capital:	2.5898
No. of shares held after the transaction:	461,567,051
% of issued share capital:	2.5893

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,073,081,873	
% of issued share capital:	6.0198	
No. of shares held after the transaction:	1,072,992,873	
% of issued share capital:	6.0193	
Total shares:	1,072,992,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 14.02.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	13/02/2003
Date of change of interest:	13/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	5,357,000
% of issued share capital:	0.0301
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.32
No. of shares held before the transaction:	498,397,411
% of issued share capital:	2.7959
No. of shares held after the transaction:	503,754,411
% of issued share capital:	2.826

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,067,724,873	
% of issued share capital:	5.9898	
No. of shares held after the transaction:	1,073,081,873	
% of issued share capital:	6.0198	
Total shares:	1,073,081,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 14/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 64 OF 20.02.2003
Announcement No. 77

SINGAPORE TELECOMMUNICATIONS LIMITED

ANALYST PRESENTATION - SINGTEL OPTUS MOBILE

Attached are the presentation materials in connection with a presentation on SingTel Optus Mobile to be given by Mr Allen Lew, Managing Director, Optus Mobile, on 21 February 2003.

Mobile Feb 03 .pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2003 to the SGX

SEC File No: 82-3622

Allen Lew
Managing Director
Optus Mobile

February 21 2003

'yes'
OPTUS

Optus mobile: delivering profitable growth for the SingTel Group

28% of SingTel Group revenues


Optus mobile
S$2083m
SingTel group revenue ex
Optus mobile

27% of operational EBITDA


Optus mobile
S$759
SingTel group operational
EBITDA ex Optus mobile

Based on 9 months FY2003 results in Singapore dollars.

Just say the word 'yes'
OPTUS

Execution on commitments

March 2002: commitments made	FY2003: delivering results
Maximise ARPU and dominate high value segments	Blended ARPU up* 6% Distribution & channels strengthened
Maximise profit and focus on customer retention	Operational EBITDA margin up* 36% Churn stable 1.7%
Deliver and communicate a superior network	Commenced enhancement of regional coverage in NSW & VIC Network promotion - 'Raising the bar'

* Q3 FY2003 vs Q3 FY2002

Just say the word 'yes' OPTUS

SEC File No: 82-3622

'Challenger' proposition stimulating usage & ARPU



Voice usage up 11%
Post-paid MOU (monthly per customer)
112
125
Q3 FY02
Q4 FY02
Q1 FY03
Q2 FY03
Q3 FY03



Data revenues up 71%
Data revenues (A$m)
46
79
Q3 FY02
Q4 FY02
Q1 FY03
Q2 FY03
Q3 FY03

Just say the word 'yes' OPTUS

Profitable growth from managing cost to serve

Acquisition & retention costs decline as % of revenue


Acquisition & retention costs as % total revenues
24%
16%
9 months to Dec 01
9 months to Dec 02

Operational EBITDA margin increases to 36%


Operational EBITDA margin
32%
36%
9 months to Dec 01
9 months to Dec 02

Just say the word 'yes'
OPTUS

Capital efficient investment to support strategy

Network scale achieved

- Population coverage: **94%**
- Total base stations: **>3300**

Efficient use of capital

- YTD FY03 cash capex: revenue ratio: **<10%**
- Capex per base station*: **15%** ↓

*compared to FY02 levels

Current initiatives

- Commenced enhancement of regional coverage in NSW & VIC
- Network promotion


When it comes
to coverage
we're raising
the bar.

- Leveraging data development & procurement with SingTel Group

Just say the word 'yes' OPTUS

Looking ahead: positioned for profitable growth

Business	• Increasing market share • Building non price differentiators
Consumer	• Acquire and retain high value retail customers
Prepaid	• Dominating distribution • Building loyalty
Data	• Investing to support long term growth - applications - infrastructure

Just say the word 'yes'
OPTUS

SEC File No: 82-3622

'yes' OPTUS